Exhibit 99.8
Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2023 of West Fraser Timber Co. Ltd. of our report dated February 14, 2024, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in this Annual Report on Form 40-F.

We also consent to the incorporation by reference in the Registration Statements on Forms S-8 (no. 333-252631 and 333-257254) of West Fraser Timber Co. Ltd. of our report dated February 14, 2024 referred to above. We also consent to reference to us under the heading “Interests of Experts” in the Annual Information Form, filed as Exhibit 99.1 to this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statements.

/s/PricewaterhouseCoopers LLP
Vancouver, Canada

February 14, 2024